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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                                (Amendment No. 1)

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                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

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                        SPELLING ENTERTAINMENT GROUP INC.
                                (Name of Issuer)

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                        SPELLING ENTERTAINMENT GROUP INC.
                              VSEG ACQUISITION INC.
                            VIACOM INTERNATIONAL INC.
                                   VIACOM INC.
                      (Name of Person(s) Filing Statement)

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                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                     847807
                      (CUSIP Number of Class of Securities)

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           Michael D. Fricklas                    Sally Suchil, Esq.
          VSEG ACQUISITION INC.            SPELLING ENTERTAINMENT GROUP INC.
               VIACOM INC.                      5700 Wilshire Boulevard
              1515 Broadway                   Los Angeles, CA 90036-3659
           New York, NY 10036
             (212) 258-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               -------------------

                                 With Copies to:

        Creighton O'M Condon                    Robert B. Pincus, Esq.
         Shearman & Sterling             Skadden, Arps, Slate, Meagher & Flom
        599 Lexington Avenue                 One Rodney Square, 7th Floor
         New York, New York                      Wilmington, DE 19801
           (212) 848-4000                           (302) 651-3000

      This statement is filed in connection with (check the appropriate box):

a.    |_|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of
            1933.

c.    |X|   A tender offer.

d.    |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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            This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") is being filed by (i) Viacom International Inc., a Delaware corporation ("Parent"), (ii) VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, (iii) Viacom, Inc., a Delaware corporation ("Viacom"), and (iv) Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase all issued and outstanding shares (the "Shares") of common stock, $0.001 par value, of the Company, at a price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

Item 16. Additional Information.

      (a) Item 16 is hereby amended by amending and restating the second paragraph under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

            Fairness of the Merger. In reaching its determinations, the Special Committee considered the following factors, each of which, except as discussed below, the Special Committee believed supported its conclusion regarding the fairness of the Transactions:

            o the historical market prices of the Shares, including the fact that the $9.75 per Share represented a premium of approximately 44.4% over the $6.75 per Share closing price on March 18, 1999, the last full trading day prior to the March 19, 1999 announcement of the Proposal, and represented a premium of approximately 52.9% over the closing price for the Shares on the NYSE on the date 30 days prior to the announcement of the Proposal;

            o the fact that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger exceeded the highest price at which the Shares have traded on the NYSE since May 3, 1996;

            o the fact that the $9.75 per Share to be paid to Public Stockholders in the Offer and the Merger represented a 228% premium over the net book value per Share of $2.97 as of March 30, 1999;

            o the opinion of Lazard Freres that, based upon and subject to the assumptions and qualifications stated in its opinion, the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view, and the report and analysis presented to the Special Committee in connection with the Lazard Freres opinion (see "SPECIAL FACTORS -- Opinion of Lazard");


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            o     the analysis conducted by Lazard Freres in support of its
                  opinion that the $9.75 per Share to be paid to the Public Stockholders in the Offer and the Merger is fair to the Public Stockholders from a financial point of view, was concurred with and adopted by the Special Committee; although the Special Committee recognized that some of the individual analyses conducted by Lazard Freres did not necessarily support its conclusion regarding the fairness of the Transactions, the Special Committee concluded that the Lazard Freres analysis, when taken as a whole, supported the Special Committee's conclusion that the Merger is fair to and in the best interests of the Public Stockholders;

            o that the terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on one hand, and representatives of Viacom, on the other, and provide for the Offer in order to allow Public Stockholders to receive payment for their Shares on an accelerated basis;

            o that Viacom has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee and Lazard were not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company, nor were any offers from third parties received; although the Special Committee recognized that this factor did not necessarily support its determination regarding the fairness of the Transactions, the Special Committee concluded that this factor was outweighed by the totality of the other factors it considered in arriving at its determination;

            o the ability of the Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL;

            o the results of the prior efforts by Viacom to sell the Company; and

            o the fact that the Offer provides the Public Stockholders with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares on the New York Stock Exchange ("NYSE") prior to the announcement of the Proposal (an average daily trading volume of 22,834 shares since December 31, 1998).


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      (b) Item 16 is hereby amended by adding the following paragraph immediately succeeding the final paragraph under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger":

            The Board of Directors recognized that the Transactions were not structured to require the approval of a majority of the Shares held by the Public Stockholders and that Viacom currently has sufficient voting power to approve the Merger Agreement without the affirmative vote of any other stockholder of the Company. However, the Board of Directors, including the members of the Special Committee, believe that the Transactions are procedurally fair because, among other things:

            o the Special Committee was appointed to represent the interests of the Public Stockholders;

            o the Special Committee retained and was advised by separate legal counsel;

            o the Special Committee retained Lazard Freres as its independent financial advisor to assist it in evaluating and negotiating a potential transaction with Viacom;

            o the Special Committee engaged in deliberations to evaluate the Transactions and alternatives thereto;

            o the $9.75 per Share price and the other terms and conditions of the Transaction resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Viacom, on the other; and

            o Public Stockholders may obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL.

      (c) Item 16 is hereby amended by amending and restating in its entirety the third paragraph on the cover page of the Offer to Purchase as follows:

            THE BOARD OF DIRECTORS OF SPELLING ENTERTAINMENT GROUP INC. ("THE COMPANY"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD COMPRISED OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE PUBLIC STOCKHOLDERS (AS DEFINED BELOW), APPROVED THE MERGER


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      AGREEMENT, THE OFFER AND THE MERGER, DECLARED THE MERGER AGREEMENT TO BE
      ADVISABLE AND RESOLVED TO RECOMMEND THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

      (d) Item 16 is hereby amended by amending and restating in its entirety the paragraph under "SPECIAL FACTORS -- Position of Viacom Regarding Fairness of the Offer and the Merger":

            Viacom believes that the consideration to be received by the Public Stockholders, pursuant to the Offer and the Merger, is fair to the Public Stockholders. Viacom based its belief solely on (i) the fact that the Board and the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company and the Public Stockholders, (ii) the fact that, in view of the historical and projected financial performance of the Company and its financial results, Viacom believed that its initial $9.00 per Share Proposal represented full and fair value for the Public Stockholders and that Viacom agreed to increase its offer to $9.75 per Share (iii) the fact that the consideration to be paid in the Offer and the Merger represents a premium of approximately 42.4% over the average closing price for the one-month period prior to the March 19, 1999 public announcement of Parent's original offer to acquire the outstanding Shares held by the Public Stockholders, and a premium of approximately 44.4% over the reported closing price for the Shares on the last trading day prior to March 19, 1999, (iv) the fact that the terms of the Offer and the Merger and the Merger Agreement were negotiated on an arm's-length basis, (v) the fact that the Offer and the Merger will each provide consideration to the stockholders entirely in cash, (vi) notwithstanding the fact that Lazard Freres' opinion was provided solely for the information and assistance of the Special Committee and that Viacom is not entitled to rely on such opinion, the fact that the Special Committee received an opinion from Lazard Freres that the $9.75 per Share in cash to be received by the Public Stockholders in the Offer and the Merger is fair to such holders from a financial point of view, (vii) the ability of the Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL, (viii) the results of the prior efforts by Viacom to sell the Company, and (ix) the fact that the Offer provides the Public Stockholders with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares on the NYSE prior to the announcement of the Proposal. In concluding that the terms of the Offer and the Merger are fair to the Public Stockholders, Viacom viewed all of the factors listed above as supporting such conclusion. Viacom found it impracticable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. While Viacom recognizes that the consummation of the Offer and the Merger did not require the approval of a majority of the Public Stockholders, it nevertheless believes that the Transactions are procedurally fair for the reasons cited by the Board, including the members of the Special Committee. See


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      "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the
      Offer and Merger."

      (e) Item 16 is hereby amended by amending and restating in its entirety the fourth paragraph under "INTRODUCTION" in the Offer to Purchase as follows:

            The board of directors of the Company (the "Board"), by the unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of a committee of the Board comprised of independent directors (the "Special Committee"), has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company and the Public Stockholders (as defined below), approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer.

      (f) Item 16 is hereby amended by amending and restating in its entirety the fourth paragraph under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

            On May 14, 1999, the Board, by the unanimous vote of all directors present and voting based upon, among other things, the unanimous recommendation and approval of the Special Committee, determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the Company and the Public Stockholders, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

      (g) Item 16 is hereby amended by amending and restating in its entirety the fifth paragraph under "SPECIAL FACTORS -- Opinion of Lazard Freres -- Comparable Publicly Traded Companies Analysis" in the Offer to Purchase as follows:

            Based upon projections provided by the Company, the Per Share Amount implied an enterprise value multiple of 1998 revenues of 1.99x a multiple of 1999 estimated revnues of 2.32x, a multiple of 1998 EBITDA of 27.7x, a multiple of 1999 estimated EBITDA of 30.2x, a multiple of 1998 EBIT of 35.9x and a multiple of 1999 estimated EBIT of 42.8x. The Company did not prepare or provide Lazard Freres with estimated revenues, EBITDA or EBIT for 2000 on a U.S. GAAP basis. Lazard Freres also calculated the implied enterprise value as a multiple of the 2000 estimated unlevered pre-tax and after-tax cash flow to be 21.5x and 29.1x, respectively. Lazard Freres noted that the multiples implied by the Per Share Amount were generally higher than the multiples implied by each of the Selected Comparable Television Production Companies and the Selected Comparable Diversified Media


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

      Companies. Lazard Freres noted, however, that there were several factors that limited the relevance of this analysis: (i) there were relatively few direct comparable companies to the Company due to the Company's focus on television production and its extensive film and television libraries;
      (ii) the cyclicality and accounting methods of the entertainment industry made interpreting the multiples difficult; and (iii) the Company's recent restructuring efforts complicated comparison of historical results.

      (h) Item 16 is hereby amended by amending and restating in its entirety the paragraph under "SPECIAL FACTORS -- Opinion of Lazard Freres -- Discounted Cash Flow Analysis" in the Offer to Purchase as follows:

      Discounted Cash Flow Analysis. Based upon information, including projections, provided by the Company's management, Lazard Freres estimated the net present value of the future cash flows of four principal components of the Company's business: current production, future production, TV and film library and corporate overhead. The information, including projections, provided by the Company further segregated the cash flows on a show-by-show basis for the current production and by "slates" of programs for the future production. Lazard Freres utilized discount rates ranging from 9% to 12% and perpetuity growth rates ranging from 0% to 3% for current production, discount rates ranging from 12% to 15% and perpetuity growth rates ranging from 6% to 9% for future production, discount rates of 7% to 10% and perpetuity growth rates ranging from (2%) to 1% for TV and film library, and discount rates of 10% to 13% and perpetuity growth rates ranging from (2%) to 1% for corporate overhead. These factors were applied to three different operating scenarios provided by management of the Company: a "status quo" scenario; a "stand-alone" scenario; and a "fully integrated" scenario. The status quo scenario represented the current state of the Company as it was operated under the control of Parent. The stand-alone and fully integrated scenarios were prepared for comparative purposes for the Special Committee to reflect the values hypothetically obtainable if the Company were free to operate as a stand alone enterprise or fully integrated with the infrastructure of Parent or another major integrated studio. Adjusting appropriately for estimated net debt as of June 30, 1999, of $245.0 million and other assets valued at approximately $11.5 million, these analyses indicated net equity value reference ranges per share of Common Stock as of June 30, 1999 of approximately $7.60 to $10.50 for the status quo scenario, $8.60 to $11.55 for the stand-alone scenario and $12.45 to $16.20 for the fully integrated scenario. However, as Viacom informed Lazard Freres and the Special Committee that it was not prepared to entertain either the stand-alone scenario or fully integrated scenario to the extent it involved third parties, Lazard Freres noted that the results of the analyses under the stand-alone and fully integrated scenarios were of limited relevance. However, to the extent such scenario was relevant, the ranges of values yielded under the fully integrated scenario suggest that Spelling may be worth more than the Per Share Amount.

      (i) Item 16 is hereby amended by amending and restating in its entirety the last sentence under "SPECIAL FACTORS -- CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" in the Offer to Purchase as follows:

            Neither Parent nor Purchaser assumes any responsibility for the accuracy or validity of the foregoing Projections.

      (j) Item 16 is hereby amended by amending and restating in its entirety the first sentence of the third paragraph under "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" in the Offer to Purchase as follows:

            Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" prior to the Expiration Date and (ii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

      (k) Item 16 is hereby amended by amending and restating in its entirety the first sentence of the first paragraph under "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

            2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for


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      payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date, promptly after the Expiration
      Date.

      (l) Item 16 is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" in the Offer to Purchase as follows:

            12. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer in a manner consistent with the terms of the Merger Agreement and may postpone the acceptance for payment of any Shares tendered in a manner consistent with the terms of the Merger Agreement, if at any time on or after May 17, 1999 and prior to the Expiration Date and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

      (m) Item 16 is hereby amended by amending the table under "SPECIAL FACTORS--Beneficial Ownership of Common Stock--Ownership of Viacom Shares By Directors and Executive Officers of the Company," by deleting the figure 12,000 and substituting the figure 31,600 and by deleting the figure 93,678,634 and substituting the figure 93,698,234.


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            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999


                                       VSEG ACQUISITION INC.

                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President
                                                  and General Counsel

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999

                                       VIACOM INTERNATIONAL INC.


                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President
                                                  and General Counsel

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999

                                       VIACOM INC.


                                       By: /s/ Michael D. Fricklas
                                           -------------------------------------
                                           Name:  Michael D. Fricklas
                                           Title: Senior Vice President
                                                  and General Counsel

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999

                                       SPELLING ENTERTAINMENT
                                          GROUP INC.


                                       By: /s/ Sally Suchil
                                           -------------------------------------
                                           Name:  Sally Suchil
                                           Title: Senior Vice President
                                                    and General Counsel